Exhibit 99.10

ALEXANDER & BALDWIN, INC.

NOTICE OF AWARD OF PERFORMANCE-BASED RESTRICTED STOCK UNITS

The Corporation hereby awards to Participant, as of the Award Date indicated below, an award (the “Award”) of restricted stock units under the Corporation’s 2012 Incentive Compensation Plan (the “Plan”).  Each restricted stock unit represents the right to receive one share of Common Stock on the applicable issuance date following the vesting of that unit.  The number of shares of Common Stock subject to the awarded restricted stock units and the applicable performance- vesting requirements for those units and the underlying shares are set forth below. The remaining terms and conditions governing the Award, including the applicable service-vesting requirements and the applicable issuance date or dates for the shares of Common Stock that vest under the Award, shall be as set forth in the form Performance-Based Restricted Stock Unit Award Agreement for Awards with combined performance and service vesting requirements.

AWARD SUMMARY

Participant

Award Date:	, 201

Number of Shares Subject to Award:

The number of shares of Common Stock issuable pursuant to the Award shall be determined in accordance with the Vesting Schedule below. For purposes of the percentage calculations set forth in the Performance Vesting section of such schedule, the designated number of shares of Common Stock to be utilized is           shares (the “Designated Shares”).

Vesting Schedule:

The number of shares of Common Stock which may actually vest and become issuable pursuant to the Award shall be determined pursuant to a two-step process: (i) first there shall be calculated the maximum number of shares of Common Stock in which Participant can vest under the Performance Vesting section below based upon the actual level at which each of the Performance Goals specified on attached Schedule I is attained and (ii) then the number of shares calculated under clause (i) in which Participant may actually vest shall be determined on the basis of his or her satisfaction of the applicable Service vesting requirements set forth in the form Performance-Based Restricted Stock Unit Award Agreement.

Performance Vesting: Attached Schedule I specifies each of the Performance Goals established for the Performance Period. For each Performance Goal, there are three designated levels of attainment set forth in Schedule I: Threshold, Target and Extraordinary. The Designated Shares subject to this Award are hereby allotted to each Performance Goal as follows: (i)              percent (    %) of the Designated Shares is allotted to Performance Goal One set forth in Schedule I, and (ii) the remaining            percent (      %) of the Designated Shares is allotted to Performance Goal Two set forth in Schedule I. Within sixty (60) days after the completion of the Performance Period, the Plan Administrator shall determine and certify the actual level of attainment for each Performance Goal and shall then measure that level of attainment against the Threshold, Target and Extraordinary Levels set forth for that Performance Goal in attached Schedule I. The maximum number of shares of Common Stock in which Participant can vest based upon the actual level of attainment of each Performance Goal shall be determined by applying the corresponding percentage below for that level of attainment to the number of Designated Shares allotted to that particular Performance Goal in accordance with the forgoing allocation (the “Allotted Shares”):

Attainment below the Threshold Level:	0% of the Allotted Shares
Attainment at the Threshold Level:	50% of the Allotted Shares
Attainment at the Target Level:	100% of the Allotted Shares
Attainment at Extraordinary Level:	200% of the Allotted Shares

To the extent the actual level of attainment of a Performance Goal is at a point between the Threshold and Target Levels, the maximum number of shares of Common Stock allotted to that Performance Goal in which Participant can vest shall be pro-rated between the two points on a straight line basis.

To the extent the actual level of attainment of a Performance Goal is at a point between the Target and Extraordinary Levels, the maximum number of shares of Common Stock allotted to that Performance Goal in which Participant can vest shall be pro-rated between the two points on a straight line basis.

The maximum number of shares of Common Stock in which Participant can vest on the basis of the foregoing performance measures shall be hereinafter designated the “Performance Shares” and shall in no event exceed in the aggregate 200% of the number of Designated Shares set forth in the Number of Shares Subject to Award section above.

Service Vesting. The number of Performance Shares in which Participant actually vests shall be determined on the basis of his or her satisfaction of the Service-vesting requirements set forth in Paragraph 3 of the form Performance-Based Restricted Stock Unit Award Agreement.

Participant understands and agrees that the Award is granted subject to and in accordance with the terms of the Plan and hereby agrees to be bound by the terms of the Plan and the terms of the Award as set forth in the form Performance-Based Restricted Stock Unit Award Agreement attached hereto as Exhibit A.  A copy of the Plan is available upon request made to the Human Resources Department at the Corporation’s principal offices at 822 Bishop Street, Honolulu,, Hawaii 96813.

Coverage under Recoupment Policy. By accepting this Award, Participant hereby agrees that should Participant at this time be, or at any time hereafter become, either an executive officer of the Corporation subject to Section 16 of the Securities Exchange Act of 1934, as amended, or a participant in the Corporation’s Performance Improvement Incentive Plan, then:

(a)           Participant shall be subject to the Alexander & Baldwin, Inc. Policy Regarding Recoupment of Certain Compensation, effective as of June 29, 2012, the terms of which are hereby incorporated herein by reference and receipt of a copy of which Participant hereby acknowledges; and

(b)           any incentive compensation that is paid or granted to, or received by, Participant on or after June 29, 2012 (including any incentive compensation that is paid to, or received by, Participant on or after June 29, 2012 pursuant to an incentive compensation award made to Participant prior to June 29, 2012, whether by the Corporation or any predecessor entity) and during the three-year period preceding the date on which the Corporation is required to prepare an accounting restatement due to material non-compliance with any applicable financial reporting requirements under the federal securities laws shall, accordingly, be subject to recovery and recoupment pursuant to the terms of such policy.

For purposes of such recoupment policy, “incentive compensation” means any cash or equity-based awards (e.g., any stock award, restricted stock unit award or stock option grant or shares of Common Stock issued thereunder) or any profit sharing payment or distribution that is based upon the achievement of financial performance metrics.  An additional copy of the recoupment policy is available upon request made to the Corporate Secretary at the Corporation’s principal offices.

Continuing Consent. Participant further acknowledges and agrees that, except to the extent the Plan Administrator notifies Participant in writing to the contrary, each subsequent award of combined performance and service-vesting  restricted stock units made to him or her under the Plan shall be subject to the same terms and conditions set forth in the form   Performance-Based Restricted Stock Unit Award Agreement attached hereto as Exhibit A, and Participant hereby accepts those terms and conditions for each such subsequent performance and service-vesting restricted stock unit award that may be made to him or her under the Plan and hereby agrees to be bound by those terms and conditions for any such restricted stock unit awards, without any further consent or acceptance required on his or her part at the time or times when those awards may be made.  However, Participant may, at any time he or she holds an outstanding performance and service-vesting restricted stock unit award under the Plan, request a written copy of the form Performance-Based Restricted Stock Unit Award Agreement from the Corporation by contacting the Corporation’s Human Resources Department at the Corporation’s principal offices.

Employment at Will.  Nothing in this Notice or in the form Performance-Based Restricted Stock Unit Award Agreement or in the Plan shall confer upon Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining Participant) or of Participant, which rights are hereby expressly reserved by each, to terminate Participant’s Service at any time for any reason, with or without cause.

Definitions.  All capitalized terms in this Notice shall have the meaning assigned to them in this Notice or in the form Performance-Based Restricted Stock Unit Award Agreement for performance and service-vesting Awards.

DATED:                             , 201

ALEXANDER & BALDWIN, INC.

By:

Title:

PARTICIPANT

Address:

SCHEDULE I

PERFORMANCE PERIOD, PERFORMANCE GOALS AND LEVELS OF ATTAINMENT

The Performance Period shall be coincident with the Corporation’s 201         fiscal year and shall accordingly commence on January 1, 201         and end on December 31, 201        .

The Performance Goals which shall determine the number of shares of Common Stock which are to vest as Performance Shares under the Award shall be as follows:

Performance Goal One to which          percent (      %) of the Designated Shares subject to this Award is allotted shall be tied to the Corporation’s pre-tax income for the Performance Period. The required levels of attainment of pre-tax income for the Performance Period at the Threshold, Target and Extraordinary Levels are as follows:

Threshold Level:	$	million*

Target Level:	$	million*

Extraordinary Level	$	million*

Performance Goal Two to which the remaining            percent (    %) of the Designated Shares subject to this Award is allotted shall be tied to the Corporation’s return on invested capital (“ROIC”) for the Performance Period. The required levels of attainment of ROIC for the Performance Period at the Threshold, Target and Extraordinary Levels are as follows:

Threshold Level:	% **

Target Level:	% **

Extraordinary Level	% **

Pre-tax income and ROIC shall be calculated on a consolidated basis with the Corporation’s consolidated subsidiaries for financial reporting purposes and shall be determined on the basis of the Corporation’s audited financial statements for the Performance Period, subject to any adjustments as determined by the Plan Administrator that are needed to accurately reflect the performance of the Corporation (e.g., because of changes in accounting rules, extraordinary gains from the sale of the Corporation’s assets, unforeseen extraordinary events affecting the Corporation or any of its business operations, or other similar or dissimilar circumstances occurring during the Performance Period that may or may not have been beyond the control of the Corporation).

* The actual level of pre-tax income achieved shall be adjusted to exclude the effect of unplanned pension, post retirement and non-qualified expenses.

** The calculation of the actual ROIC performance measure will be adjusted for the effect of unplanned accumulated other comprehensive income changes included in shareholders’ equity as of December 31, 201        .